Exhibit 99.2

2016 First Quarter Results Ended March 31, 2016 May 26, 2016

5/26/2016 2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q1’16 Results 2 Q&A 3

5/26/2016 3 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the businesses of International Game Technology and GTECH S.p.A. will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected, or that the company will incur unanticipated costs in connection with the integration; the possibility that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that IGT may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which the company operates; the Company’s ability to hire and retain key personnel; the impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the company's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect IGT's business, including those described in IGT's annual report on Form 20-F for the financial year ended December 31, 2015 and other documents filed from time to time with the Securities and Exchange Commission (the "SEC"), which are available on the SEC website at www.sec.gov and on the investor relations section of IGT’s website at www.IGT.com. Except as required under applicable law, IGT does not assume any obligation to update the forward-looking statements. Nothing in this presentation is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation.

5/26/2016 4 Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. As a result of the combination of GTECH S.p.A. (“GTECH”) and International Game Technology (“legacy IGT”), which was completed on April 7, 2015, a number of items affect the comparability of reported results. Reported financial information for the first quarter of 2016 includes the results of operations of IGT for the entire period, while reported financial information for the first quarter of 2015 includes only GTECH operations. Pro forma figures represent the combined results of both companies. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2016 are calculated using the same foreign exchange rates as the corresponding 2015 period. Management believes that referring to certain pro forma, constant currency, or adjusted measures is a useful way to evaluate the Company’s underlying performance.

STRATEGIC UPDATE

Strategic Update

Solid start to year; significant profit expansion

- Highest quarterly profits since transaction
- All operating segments contributed to increased profits

Strong lottery growth worldwide

- Record North America Lottery performance, even without Powerball benefit
- Strong Italy Lotto wager trends; improvement in Scratch & Win performance

Award of Italy Lotto concession

Resilient gaming revenue despite variability of product sales and tougher North American industry trends

Progress on emerging gaming opportunities

- Systems wins, “Service Window” acceptance
- OnPremise
- Electronic table games

IL GIOCO DEL LOTTO

10e LOTTO

NUMERO ORO


STADIUM GAMING

5/26/2016

6

2016 FIRST QUARTER FINANCIAL RESULTS

5/26/2016 8 Revenue Adjusted Operating Income Q1’16 Financial Highlights (Pro Forma) Adjusted EBITDA Diluted EPS1 $ M except EPS +4% +12% +35% 1) Reported EPS includes the non-cash FX impact associated with translating EUR-denominated debt into USD for reporting purposes. Note: As adjusted results remove impact of purchase accounting, impairment charges, restructuring expense and transaction expense (see appendix for details) Note: $/€ FX daily average: 1.10 in Q1’16; 1.13 in Q1’15

Pro Forma Revenue 5/26/2016 9 Q1’16 Revenue & Operating Income $ M Lottery growth reflects substantial Powerball contribution and continued global revenue expansion (North America, Italy, EMEA) Gaming service revenue stable; higher software revenue mostly offset lower installed base Product sales primarily reflect tougher international lottery comparisons; lower gaming machine unit sales largely offset by increased systems sales Pro forma, adjusted Operating Income up significantly on high-margin service revenue growth and lower operating expenses (synergies, extraordinary items in Q1’15) Pro Forma Adjusted Operating Income

5/26/2016 10 Developments Q1’16 North America Gaming & Interactive Highlights Revenue $ M Key Performance Indicators Gaming service revenue stable as increased contribution from software offset lower installed base; installed base declined modestly (2%) from Q4’15 level Casino replacement machine unit shipments up double-digits; total Q1’15 shipments include ~1,900 VLT units and ~1,000 one-time Maryland conversion units New products (Jurassic Park Crystal Core, Sherlock Holmes) and 3D titles among our top-performing games Operating Income improved on bad debt expense in prior year, revenue mix, and synergies Q1'16 Q1'15 Reported Pro Forma % Change Revenue 339 341 -1% Operating Income 89 47 89% DDI Social Revenue 80 81 -1% Bookings per DAU $0.47 $0.47 1% Machine Units Shipped Q1'16 Q1'15 Replacement 3,049 4,912 New & Expansion 902 329 Total 3,951 5,241 Q1'15 Q2'15 Q3'15 Q4'15 Q1'16 Casino Installed Base 25,882 25,516 25,237 25,418 24,958

5/26/2016 11 23% same-store revenue growth supported by record Powerball jackpot; significant growth on top of elevated jackpot activity in Q1’15 ($564 million jackpot) Solid performance from LMAs Instant ticket sales and local draw-based game performance also strong; double-digit instants growth fueled by continuous innovation and successful management of core games Operating Income up substantially on strong revenue growth, operating leverage and cost control; record profits achieved even without Powerball benefit Q1’16 North America Lottery Highlights $ M Revenue Developments Key Performance Indicators Q1'16 Q1'15 Reported Pro Forma % Change Revenue 315 273 16% Operating Income 88 55 61% Same-store revenue growth Q1'16 Q1'15 Instants & Draw Games 8.8% 6.2% Multistate Jackpots 93.4% 8.3% Total SSR Growth 22.7% 6.5% Q1'15 Q2'15 Q3'15 Q4'15 Q1'16 VLT Installed Base 15,992 15,981 15,398 15,241 15,331

5/26/2016 12 Gaming service revenue up on interactive growth, South Africa installed base Lottery same-store revenue up on strength in Europe (including large UK jackpot) Ireland lottery loss partially offset by South Africa win Product sales reflect difficult lottery compares with large New Zealand and Singapore sales in Q1’15 Gaming machine units up on demand for new cabinets Operating Income improved on favorable revenue mix and lower costs/operational discipline Q1’16 International Highlights $ M Revenue Developments Key Performance Indicators Q1'16 Q1'15 Reported Pro Forma % Change Revenue 185 200 -8% Operating Income 33 27 22% Machine Units Shipped Q1'16 Q1'15 Replacement 1,559 1,321 New & Expansion 185 266 Total 1,744 1,587 Same-store revenue growth Instants & Draw Games 2.2% 2.1% Multistate Jackpots 4.3% 5.2% Total SSR Growth 2.3% 2.3% Q1'15 Q2'15 Q3'15 Q4'15 Q1'16 Installed Base 10,128 10,066 9,768 9,400 9,506

Developments 5/26/2016 13 Q1’16 Italy Highlights $ M Revenue Key Performance Indicators Continued resilience in sales and profits supported by strong lottery results Double digit increases in 10eLotto/Numero ORO and Late Number wagers on top of double-digit growth in Q1’15 Scratch & Win growth from new ticket introductions (20X, 50X) Machine gaming flat excluding Stability Law and despite decline in AWP units installed Sports Betting up on lower payout (-380 bps) Operating Income up on lottery growth and disciplined cost management, partially offset by higher gaming machine taxes Q1'16 Q1'15 Reported Pro Forma % Change Revenue 444 434 2% Operating Income 148 145 2% €M Q1'16 Q1'15 % Growth Lotto Wagers 1,928 1,817 6.1% 10eLotto 1,193 1,074 11.1% Core 559 638 -12.5% Late Numbers 176 105 68.5% S&W Wagers 2,355 2,302 2.3% Sports Betting Wagers 221 257 -14.0% Sports Betting Payout 80.9% 84.7% -3.8 pp Gaming Wagers VLT - Operator (B2C) 1,398 1,373 1.9% AWP 1,080 1,131 -4.4% Interactive 424 466 -9.0%

5/26/2016 14 New Lotto Concession Lotto (Core Lotto, 10eLotto, Numero Oro) Lottoitalia JV led by Lottomatica - 61.5%; IGH - 32.5%; Arianna 2001 - 4%; Novomatic - 2% 9 years, commencing on November 29, 2016 Fixed at 6% of wagers Entered Bid March ‘16 Provisional Award April ‘16 Final Award May ’16 4Q’16 April ’17 €170 payment Upfront Payment €770 million in 3 installments: €350 million (paid in May) + €250 million (expected in 4Q’16) + €170 million (April 2017); pro rata contribution from JV partners €130 million to upgrade technological infrastructure, 25% in 2016, balance in 2017; pro rata contribution from JV partners STRUCTURE SCOPE INFRASTRUCTURE CAPEX DURATION UPFRONT PAYMENT CONCESSIONAIRE FEE €250 payment May ’16 €350 payment

5/26/2016 15 $ M Net Debt & Leverage Net debt essentially flat with the fourth quarter’s level on a reported basis, lower before FX impact Leverage ratio continues to improve on strong profit results Net Debt/LTM Adjusted EBITDA 4.81x 4.52x 4.41x

5/26/2016 16 Q1’16 Cash Flow Statement $ M Strong Q1’16 performance Includes approximately $217 million in cash interest paid during the period Cash interest payments are concentrated in the first and third quarters CapEx reflective of normalized run-rate Large FL and Italy sports betting investments expected in second half of year Q1’16 Free Cash Flow Impacts Cash Flow Q1'16 Net Cash Flows from Operating Activities 206 Capex (98) Free Cash Flow 108 Debt Proceeds/(Repayment), Net (319) Other - Net 81 Other Investing/Financing Activities (238) Net Cash Flow (130) Effect of Exchange Rates/Other 9 Net Change in Cash (121) Cash at End of the Period 506

APPENDIX

5/26/2016 18 Operating Income $ M Q1’16 Financial Highlights (As Reported) Adjusted EBITDA Net Debt Revenue As adjusted results remove impact of purchase accounting, impairment charges, restructuring expense and transaction expense (see appendix for details)

5/26/2016 19 Note: $/€ FX daily average: 1.10 in Q1’16; 1.13 in Q1’15 $ M except EPS Q1’16 Income Statement (As Reported) % Income Statement Q1'16 Q1'15 Change Service Revenue 1,136 790 44% Product Sales 146 58 153% Total Revenue 1,282 848 51% Adjusted EBITDA 460 321 43% Operating Income 188 163 15% Interest Expense, Net (114) (94) Foreign Exchange (162) 7 Other (7) (121) Financial Charges, Net (283) (208) Income Before Tax (95) (45) Net Income (Loss) (86) (36) Net Income (Loss) - Owners (93) (39) Diluted EPS (0.46) (0.23)

5/26/2016 20 Q1’16 Reconciliation of Non-GAAP Measures $ M Q1'16 As Adjustments Q1'16 As Reported PPA FX Restructure Trans. Exp. Adjusted Total Revenue 1,282 - - - - 1,282 Cost of Services 649 (46) - - - 603 Cost of Sales 122 (30) - - - 92 SG&A 228 (35) - - - 193 R&D 85 (1) - - - 84 Restructuring 9 - - (9) - - Transaction Expense 1 - - - (1) - Total 1,094 (112) - (9) (1) 972 Operating Income 188 112 - 9 1 310 Foreign Exchange (162) - 162 - - - Other Expense (Net) (7) 3 - - - (4) Interest Expense (Net) (114) 2 - - - (112) Total (283) 5 162 - - (116) Income Before Taxes (95) 117 162 9 1 194 Income Taxes (9) 40 37 3 - 71 Net Income (86) 77 125 6 1 123 Minority Interest 7 - - - - 7 Attributable to IGT (93) 77 125 6 1 116 EPS - Diluted (0.46) 0.57 WASO - Diluted 200.4 201.5

5/26/2016 21 Reconciliation of Non-GAAP Measures $ M 1 As Reported Legacy IGT Pro Forma Q1 2015 Q1 2016 Q1 2015 Q1 2015 Q1 2016 Net Loss (36) (86) (13) (49) (86) Provision for Income Taxes (9) (9) (4) (13) (9) Non-Operating Expenses 208 283 10 218 283 Depreciation 72 99 29 101 99 Amortization 33 125 6 39 125 Impairment - - 6 6 - Amortization of Upfront Payments to Customers 27 28 4 31 28 Transaction Expense, Net 11 1 19 30 1 Restructuring Expense 14 9 - 14 9 Non-Cash Purchase Accounting (Excluding D&A) - 1 - - 1 Stock Compensation 1 9 6 7 9 Other - - 31 31 - Adjusted EBITDA 321 460 94 415 460